MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

July 6, 2021

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Registration Statement on Form N-14 for MFS Municipal Series Trust on behalf of MFS Municipal Intermediate Fund (file No. 333- 256440)

Ladies and Gentlemen:

On behalf of the MFS Municipal Series Trust (the "Trust" or the "Registrant"), this letter sets forth our responses to your comments received on June 16, 2021, June 23, 2021, and June 24, 2021, on the Trust's Registration Statement on Form N-14 with respect to the reorganization (the "Reorganization") of the MFS Tennessee Municipal Bond Fund (the "Tennessee Municipal Bond Fund") into the MFS Municipal Intermediate Fund (the "Municipal Intermediate Fund" and, post-reorganization, the "Surviving Fund"), each a series of the Trust, filed on May 24, 2021. The Tennessee Municipal Bond Fund and Municipal Intermediate Fund each are referred to singularly as the "Fund" or collectively as the "Funds." Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant on the Trust's Registration Statement on Form N-14.

Comments

1.	Comment:	Please make sure all documents that are incorporated by reference from other filings are hyperlinked.

Response:	The Registrant confirms that all documents incorporated by reference from other filings are hyperlinked.

2.	Comment:	In the "Supplemental Financial Information" section of the Part B-- Statement of Additional Information (the "SAI"), a description of the expected portfolio repositioning of Tennessee Municipal Bond Fund's portfolio securities and the reasoning for such repositioning is provided. Please consider including this more descriptive information in the Part A, Combined Prospectus/Proxy Statement ("Prospectus/Proxy Statement"), including in the response to Question 5 under the heading "Synopsis" and in the subsection

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"Additional Tax Considerations" under the heading "Information About the Reorganization."

Response:	The fifth paragraph in the response to Question 5 under the heading "Synopsis" will be revised as follows:

"While MFS believes that the Municipal Intermediate Fund should provide a comparable investment opportunity for shareholders of the Tennessee Municipal Bond Fund, MFS has estimated that approximately 50% of the portfolio of the Tennessee Municipal Bond Fund will be liquidated in connection with the reorganization. Such repositioning is primarily a result of the Municipal Intermediate Fund’s focus on securities with an effective maturity range of three to ten years and Tennessee Municipal Bond Fund’s strategy of having at least 80% of its holdings be exempt from personal income tax in Tennessee.  If shareholders approve the reorganization, MFS expects to liquidate approximately 25% of the Tennessee Municipal Bond Fund’s portfolio securities prior to the reorganization and reposition approximately 25% of Tennessee Municipal Bond Fund’s portfolio securities after the reorganization. Notwithstanding the foregoing, additional changes may be made to the Tennessee Municipal Bond Fund’s portfolio in advance of shareholder approval of the reorganization. Proceeds from the liquidations will be used to acquire securities consistent with the Municipal Intermediate Fund’s investment policies and strategies..."

Additionally, the following sentence will be added to the end of the ninth paragraph of the subsection "Additional Tax Considerations" under the heading "Information About the Reorganization":

"For more information about the repositioning of Tennessee Municipal Bond Fund's portfolio securities, see the response to Question 5, "How do the investment objectives, principal investment strategies, policies and restrictions of the two Funds compare?"

3.	Comment:	Please include more information regarding the timing and details of the contingent deferred sales charge ("CDSC") for Class B Shares under the "Shareholder Fees" table, similar to the footnote listed for Class A shares.

Response:	The following footnote will be added to the "Shareholder Fees" table for Class B shares:

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"The CDSC applies to shares purchased without an initial sales charge and redeemed within the first six years after purchase (declining from 4% during the first year to 0% after six years)."

4.	Comment:	Please confirm the dollar amount set forth for Class B shares of the Tennessee Municipal Bond Fund (assuming no redemption at end of period) in the "10 Years" column of the "Examples" table is accurate.

Response:
This information is accurate.  The amount is calculated based on the conversion of Class B shares to Class A shares after eight years.  The following footnote will also be added to the "Examples" table.

"Class B shares automatically convert to Class A shares approximately eight years after purchase; therefore the expense examples reflect Class A share expenses after eight years."

Additionally, the * footnote to the "Examples" table will be revised as follows:

"On or about August 23, 2021, Class B shares will be converted to Class A shares of Tennessee Municipal Bond Fund. Current shareholders of Class B will become shareholders of Class A shares with a total net asset value equal to their Class B shares at the time of the conversion. This conversion is not reflected in the table above."

5.	Comment:
Please provide an analysis supporting the determination that the Municipal Intermediate Fund should be the accounting and performance survivor following the Reorganization in accordance with the SEC Staff’s position in the North American Securities Trust No-Action Letter (Aug. 5, 1994) (the “NAST Letter”).

Please also provide a brief description of the information provided to the Board of Trustees of the Municipal Intermediate Fund with respect to the reasons for launching the Municipal Intermediate Fund as well as more current information about the assets and shareholder base of the fund.

Response:
Based on the analysis described below, the Registrant believes that the Municipal Intermediate Fund qualifies under the relevant accounting guidance as the accounting and performance survivor following the Reorganization.  In the NAST Letter, the Staff indicated that to determine the accounting survivor in a fund Reorganization, the attributes of the participating funds should be compared with those of the surviving fund to

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determine which of the participants the surviving fund will most closely resemble. The Staff articulated five key factors that should be considered when making this comparison: (i) investment advisers; (ii) investment objectives, policies and restrictions; (iii) expense structures and expense ratios; (iv) asset size; and (v) portfolio composition.

Each of these factors, along with the relevant analysis, is discussed below.

i)    Investment Advisers.   Massachusetts Financial Services Company ("MFS") is the investment adviser to each of the Tennessee Municipal Bond Fund and the Municipal Intermediate Fund, which are each a series of MFS Municipal Series Trust.  Michael Dawson, an MFS Investment Officer, is the portfolio manager of Tennessee Municipal Bond Fund and has been employed in the investment area of MFS since 1998.  Geoffrey Schechter and Jason Kosty, each an MFS Investment Officer, are the portfolio managers of the Municipal Intermediate Fund and have been employed in the investment area of MFS since 1993 and 2003, respectively. MFS will continue to serve as investment adviser to the post-reorganization combined fund (the “Surviving Fund”) and Messrs. Schechter and Kosty will serve as portfolio managers of the Surviving Fund. Given that Messrs. Schechter and Kosty will continue to implement the same investment strategy (as discussed below) and will serve as portfolio managers of the Surviving Fund, the Registrant believes this factor favors the Municipal Intermediate Fund as the accounting survivor.

ii)   Investment Objectives, Policies, and Restrictions.   The Municipal Intermediate Fund and the Tennessee Municipal Bond Fund have similar investment objectives, investment policies, and restrictions. Both Funds seek total return with an emphasis on income exempt from federal income tax, but also considering capital appreciation. The Tennessee Municipal Bond Fund's investment objective, however, also seeks total return with an emphasis on income exempt from personal income tax, if any, of Tennessee. Following the Reorganization, the investment objective of the Surviving Fund will be the same as the Municipal Intermediate Fund.

      The Funds likewise have similar investment policies, with certain key differences.  The Municipal Intermediate Fund seeks to achieve its objective by normally investing at least 80% of its net

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      assets in municipal instruments, while the Tennessee Municipal Bond Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets in securities and other investments, the interest on which is exempt from federal and personal income tax, if any, of the State of Tennessee.  The interest from both Funds’ investments is exempt from federal income tax, but may be subject to the federal alternative minimum tax.  In choosing investments for the Funds, MFS primarily invests each Fund's assets in municipal instruments and investment grade quality debt instruments, but may also invest in below investment grade quality debt instruments. Additionally, MFS may invest 25% or more of each Fund's assets in municipal instruments that finance similar projects, such as those relating to education, healthcare, housing, utilities, water, or sewers. With respect to both Funds, while MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate exposure, or as alternatives to direct investments.

      As noted in the Prospectus/Proxy Statement, the security selection processes for both Funds are substantially similar. Furthermore, both Funds are diversified funds, as defined under the Investment Company Act of 1940, as amended, and have substantially similar fundamental investment restrictions.

      The primary difference between the Funds is that Tennessee Municipal Bond Fund's investment objective emphasizes income exempt from personal income tax of Tennessee and, therefore, MFS invests a significant percentage of the Fund’s assets in municipal instruments of Tennessee.  Another difference between the two Funds is that the Municipal Intermediate Fund's dollar-weighted average effective maturity will normally range between three and ten years, while the Tennessee Municipal Bond Fund does not have a stated dollar-weighted average effective maturity range.

      The Surviving Fund will retain the investment objective, policies, and restrictions and the dollar-weighted average effective maturity of the Municipal Intermediate Fund, and Messrs. Schechter and Kosty will continue to manage the Surviving Fund in accordance with Municipal Intermediate

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      Fund’s investment approach, which supports the Registrant’s determination that the Municipal Intermediate Fund should be the accounting survivor following the Reorganization. Although the Municipal Intermediate Fund's performance record is significantly shorter than Tennessee Municipal Bond Fund’s, it is more relevant to investors of the Surviving Fund because it was generated under the same investment objective, investment policies, restrictions, and approach that the Surviving Fund will follow after the Reorganization.

iii)  Expense Structures and Expense Ratios.   The expense structure of the Surviving Fund will be that of the Municipal Intermediate Fund, since all of its contracts with service providers will remain in place and unchanged following the Reorganization. Therefore, the Surviving Fund will be subject to Municipal Intermediate Fund’s existing expense limitation agreement, and its pro forma total net annual fund operating expenses for each share class are estimated to be 0.16% less than the total annual fund operating expense ratios for each corresponding share class of the Tennessee Municipal Bond Fund, based on expenses incurred during the Tennessee Municipal Bond Fund's most recent fiscal year. Furthermore, the contractual management fee schedule of the Surviving Fund will be the same as the Municipal Intermediate Fund.  Because the Surviving Fund will have the same expense structure and expense ratios following the Reorganization as the Municipal Intermediate Fund, the Registrant believes this factor supports Municipal Intermediate Fund as the accounting survivor following the Reorganization.

iv)  Asset Size.   As of May 28, 2021, the Municipal Intermediate Fund had approximately $25 million in assets, while the Tennessee Municipal Bond Fund had approximately $102 million in assets. Although the Tennessee Municipal Bond Fund is larger than the Municipal Intermediate Fund, the Registrant believes, on balance, that the analysis of all the factors identified in the NAST Letter weighs in favor of the Municipal Intermediate Fund being the accounting survivor following the Reorganization.

v)   Portfolio Composition.   As discussed in the Prospectus/Proxy Statement, the Registrant anticipates that approximately 50% of Tennessee Municipal Bond Fund’s portfolio securities holdings, as of February 28, 2021, will be repositioned in connection with the Reorganization to reflect the Surviving Fund's investment

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      policies and strategies.  Such repositioning is primarily a result of the Municipal Intermediate Fund’s focus on securities with an effective maturity range of three to ten years and Tennessee Municipal Bond Fund’s strategy of having at least 80% of its holdings be exempt from personal income tax in Tennessee. While the Registrant estimates that the remaining 50% of Tennessee Municipal Bond Fund’s portfolio securities will be retained by the Surviving Fund for some period of time (generally until maturity), once those securities have been liquidated, the Surviving Fund will purchase securities in accordance with the investment policies and strategies of the Municipal Intermediate Fund.

      The above analysis indicates that, following the Reorganization, the Surviving Fund will more closely resemble the Municipal Intermediate Fund than Tennessee Municipal Bond Fund. The Surviving Fund’s portfolio management team, investment objectives, policies, and restrictions, portfolio composition, and expense structure and expense ratios will be the same as or substantially similar to those of the Municipal Intermediate Fund.  While the Registrant acknowledges that the Tennessee Municipal Bond Fund is larger and older than the Municipal Intermediate Fund, the Registrant believes that these factors alone should not be determinative.  Taken together, the Registrant believes that the other factors identified in the NAST Letter support the Registrant's determination that the Municipal Intermediate Fund is the appropriate accounting and performance survivor.

The Board of Trustees of the Municipal Intermediate Fund approved the creation of the Fund at its February 12, 2021 meeting and approved the Fund's agreements, policies and procedures and expenses at its April 8, 2021 meeting.  In proposing the launch of the Fund, MFS emphasized its success in both the Morningstar Muni National Short and Long categories and cited its interest in extending its municipal investment capability to Morningstar's Muni National Intermediate category, a major Morningstar category.  MFS' interest in launching the Fund was a result of its ongoing efforts to fill a gap in its fund line-up and not to serve as a surviving fund in a reorganization of an existing fund, including the Tennessee Municipal Bond Fund.  The Board's approval of the launch was not subject to an eventual acquisition of the assets of the Tennessee Municipal Bond Fund.  MFS formally proposed the Reorganization at the Board's April

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2021 meeting.  The Board did not approve the Reorganization until May 6, 2021, after the Municipal Intermediate Fund was created, its initial registration was filed and its agreements, policies and procedures and expenses were approved by the Board.  Moreover, the information provided to the Board in approving the expenses of the Fund was based on MFS' estimates of the Fund's projected growth through sales and not based on asset growth by acquisition of another fund's assets.  As of June 22, 2021, the Municipal Intermediate Fund (which commenced operations on May 18, 2021) had approximately $25.5 million in assets, approximately $400,000 of which is attributable to accounts other than MFS or its affiliates' seed money. The Fund is available for sale and is listed on MFS' website as part of its mutual fund lineup.

6.	Comment:	Please indicate in the Prospectus/Proxy Statement which fund will be the Surviving Fund.

Response:
The following paragraph will be added after the first paragraph in the response to Question 1 "What is happening?" under the heading "Synopsis":

"As the combined fund, the Municipal Intermediate Fund will be the surviving fund for accounting, tax, and performance reporting purposes. The Municipal Intermediate Fund's financial statements will be utilized for all financial reporting after the reorganization. In addition, the performance of the Municipal Intermediate Fund will be used for reporting purposes after the reorganization."

7.	Comment:	In the "Supplemental Financial Information" section of the SAI, please clarify whether the Registrant expects the Reorganization to result in a material change to the Tennessee Municipal Bond Fund's investment portfolio due to the investment restrictions of the Municipal Intermediate Fund. Please also consider clarifying the disclosure with respect to the repositioning that will occur prior to or after the Reorganization.

Response:
The Reorganization is not expected to result in a material change to Tennessee Municipal Bond Fund's investment portfolio due to the investment restrictions of Municipal Intermediate Fund. Each security held by Tennessee Municipal Bond Fund is eligible to be held by the Municipal Intermediate Fund in accordance with the Municipal Intermediate Fund's investment restrictions.

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The Registrant has reviewed the disclosure with respect to the expected repositioning that will occur before and after the Reorganization and believes that the current disclosure is adequate.  The Registrant therefore respectfully declines to make any changes to this disclosure.

8.	Comment:	Please revise the last sentence in the "Supplemental Financial Information" section of the SAI on page B-3 to include taxation and valuation policies.

Response:
The following revision to the last sentence in the "Supplemental Financial Information" section of the SAI will be made.

"There are no material differences in accounting, valuation, and taxation policies between the Municipal Intermediate Fund and the Tennessee Municipal Bond Fund."

9.	Comment:	Please consider revising the first paragraph of the President's Letter to highlight the matter to be voted on at the shareholder meeting of the Tennessee Municipal Bond Fund.

Response:
The first paragraph in President's Letter will be revised as follows:

"I am writing to ask for your vote on a~~n importa~~n~~t matter that will affect your investment in~~ the reorganization of the MFS® Tennessee Municipal Bond Fund (the "Tennessee Municipal Bond Fund") into the MFS® Municipal Intermediate Fund (the "Municipal Intermediate Fund").  As a record owner of Tennessee Municipal Bond Fund, you will be asked to approve the reorganization as discussed in further detail in the enclosed Prospectus/Proxy Statement. Votes will be cast at a shareholder meeting scheduled for September 16, 2021.  Details about the meeting and ways that you can submit your vote are included in the enclosed Prospectus/Proxy Statement."

10.	Comment:	Please consider adding disclosure in the President's Letter highlighting the potential tax implications that the Reorganization and expected repositioning may have on shareholders of the Tennessee Municipal Bond Fund.

Response:	The response to Question 12, "Will the reorganization have tax consequences?" in the "Synopsis" section and the section "Information About the Reorganization – Federal Income Tax

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Consequences" include disclosure regarding the potential tax consequences of the proposed Reorganization. We believe that the current disclosure appropriately describes the potential tax implications of the Reorganization and the expected repositioning.  However, we will add the following paragraph after the second paragraph in the President's Letter.

"Details about the potential tax consequences of the reorganization are included in the enclosed Prospectus/Proxy Statement in the response to Question 12, "Will the reorganization have tax consequences?" in the Synopsis and in the "Federal Income Tax Consequences" subsection under  "Information About the Reorganization."

11.	Comment:	Throughout the Prospectus/Proxy Statement, you refer to "basis points." Please consider using the numerical description of basis points.

Response:	The Registrant has accepted this suggestion.

12.	Comment:	Please revise the description of "below investment grade quality debt instruments" to include the phrase "commonly known as junk bonds."

Response:
We are not aware of a legal requirement to include the phrase "commonly known as junk bonds" when referencing "below investment grade quality debt instruments." Therefore, we respectfully decline to amend this disclosure.

13.	Comment:	The second paragraph of Question 5 under the heading "Synopsis" states that the Registrant "may also consider environmental, social, and governance (ESG) factors in its fundamental analysis where MFS believes such factors could materially impact the economic value of an issuer or instrument." Please clarify any ESG policies of the Funds and whether such policies are the same for each Fund.

Response:
The Registrant confirms that each Fund does not seek to invest a certain percentage of its assets in issuers that meet certain ESG goals. In addition, the Funds do not screen out certain types of investments based solely on ESG factors or focus on certain types or any particular area of ESG. The investments for the Funds are selected primarily based on fundamental analysis of individual instruments and their issuers in light of the issuers' financial condition and market, economic, political, and regulatory conditions.

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The disclosure also identifies certain factors that the Registrant may consider in its fundamental analysis (e.g., an issuer's credit quality and returns, any underlying assets and their credit quality, and the issuers' management ability, capital structure, leverage and ability to meet its current obligations). The above referenced disclosure is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS' fundamental investment analysis.

The Registrant confirms that MFS takes the same approach in managing both Funds with respect to the integration and consideration of ESG factors in its fundamental investment analysis.  However, the Registrant would like to point out that the Municipal Intermediate Fund's current prospectus disclosure relating to the integration of ESG factors includes additional detail, including examples of potential ESG factors that may be considered, as compared to the current prospectus of the Tennessee Municipal Bond Fund.  This expanded language, which reflects a recent disclosure update, is also applicable to the Tennessee Municipal Bond Fund and will be included in the Fund's next annual prospectus update at the end of July 2021.

14.	Comment:	The Prospectus/Proxy Statement states that the Funds have "substantially similar fundamental investment restrictions." Please supplementally explain the differences between each Fund's fundamental investment restrictions.

Response:
There are no material differences between the fundamental investment restrictions of each Fund.  The differences between the fundamental investment restrictions of the Funds are primarily differences in wording.

15.	Comment:	The third sentence in the third paragraph of Question 5 under the heading "Synopsis" states that Municipal Intermediate Fund "may invest a significant percentage of its assets in issuers in a single state, territory, or possession, or a small number of states, territories or possessions." If the Municipal Intermediate Fund intends to focus its investments in a specific state, territory, or possession, please add appropriate disclosure identifying such state, territory, or possession.

Response:
The Municipal Intermediate Fund does not have an investment strategy of focusing its investments in a particular state, territory, or possession.  Geographic allocation is a result of the then current investment opportunities identified by the Fund's portfolio managers

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pursuant to the Fund's principal investment strategies, rather than a principal investment strategy to focus the Fund's investments in any particular state, territory, or possession.

The Registrant also notes that the Prospectus/Proxy Statement includes "Focus Risk" disclosure that corresponds to the investment strategy disclosure referenced above.

16.	Comment:	The last paragraph of Question 5 under the heading "Synopsis" describes the repositioning of Tennessee Municipal Bond Fund's portfolio securities. Please supplementally clarify this process and explain why the transaction is structured this way.

Response:
While MFS believes that the Municipal Intermediate Fund should provide a comparable investment opportunity for Tennessee Municipal Bond Fund shareholders, MFS expects to reposition approximately 50% of Tennessee Municipal Bond Fund's portfolio securities that will not be retained by the Municipal Intermediate Fund. Such repositioning is primarily a result of the Municipal Intermediate Fund’s strategy to have an average effective maturity range of three to ten years and Tennessee Municipal Bond Fund’s strategy of having at least 80% of its holdings be exempt from personal income tax in Tennessee.  While there is not expected to be significant transaction costs in connection with the municipal instruments that will be sold in connection with the repositioning,  to the extent municipal instruments are purchased by a Fund as part of the repositioning there will be a difference in the bid ask spread whereby the Fund pays the higher asking price for the municipal instruments but will value them in the Fund at the lower price.  The Registrant believes that the Funds should share in any cost of this bid ask spread and therefore expects to reposition approximately 25% of Tennessee Municipal Bond Fund's portfolio securities (or one half of the portfolio securities that will not be retained by Municipal Intermediate Fund) prior to the Reorganization and approximately 25% of Tennessee Municipal Bond Fund's portfolio securities after the Reorganization.

17.	Comment:	The last paragraph of Question 5 under the heading "Synopsis" states that there is a difference in the bid ask spread whereby the Tennessee Municipal Bond Fund pays the higher asking price for the municipal instruments, but will value them at the lower bid price." Please confirm that this is consistent with each Fund's valuation policies.

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Response:	The Registrant confirms that this process is consistent with each Fund's valuation policies.

18.	Comment:	In the Prospectus/Proxy Statement, when a directive is included to refer shareholders to other sections of the document discussing the potential tax implications of the Reorganization, please consider providing the specific page number as a cross reference.

Response:	The Registrant has accepted this suggestion.

19.	Comment:	In Question 6 under the heading "Synopsis," please confirm whether the written expense limitation arrangements referenced in the "Annual Fund Operating Expenses" table are reflected in the "Examples" table.

Response:
Any expense limitation arrangement referenced in the "Annual Fund Operating Expenses" table is reflected in the "Examples" table for the applicable period.   Additionally, the paragraph preceding the "Examples" table within the response to Question 6 will be revised as follows:

"The following examples translate the expense percentages shown in the preceding tables into dollar amounts. By doing this, you can more easily compare the cost of investing in each Fund. The examples make certain assumptions. They assume that you invest $10,000 in a Fund for the time periods shown and that you redeem all of your shares at the end of these periods (unless otherwise indicated below). They also assume a 5% return on your investment each year and that all dividends and other distributions are reinvested. They also assume that a Fund’s operating expenses remain the same, except that the Fund's total operating expenses are assumed to be the Fund's "Total Annual Fund Operating Expenses and Other Expenses After Fee Reductions and/or Expense Reimbursements" for the period during which any written fee reductions are in effect (see "Annual Fund Operating Expenses" table above. The examples are hypothetical, your actual costs and returns may be higher or lower."

20.	Comment:	In the response to Question 18 under the heading "Synopsis", please consider adding disclosure regarding the potential alternatives to the Reorganization that may be considered by the Board of Trustees if the Reorganization is not approved.

Response:	The response to Question 18 will be revised as follows:

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"If the proposed reorganization is approved by shareholders, you will receive confirmation after the reorganization is completed. If the reorganization is not approved, the Tennessee Municipal Bond Fund will continue to be managed as a separate fund in accordance with its current investment objective and policies, and the Trustees may consider other alternatives, including the liquidation of the Fund through the sale of its portfolio securities and distribution of the cash to its shareholders or a reorganization with another MFS fund."

21.	Comment:	The last sentence of the eighth paragraph under the "Information About the Reorganization" section references a "fee of 0.25% (consisting of a 0.25% service fee)." Please confirm whether this is a Rule 12b-1 fee.

Response:	The Registrant confirms that this is a Rule 12b-1 fee.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

TIFFANY KO
Tiffany Ko
Counsel
MFS Investment Management